Mail Stop 4561

June 30, 2009

Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

>   **Re: Activision Blizzard, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-15839**

Dear Mr. Tippl:

We have reviewed your response letter dated May 29, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 19, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 2 where you indicate that you do not
        believe that supplemental pro forma financial information would have been
        meaningful, and that pro forma results based on historical data would not have
        been comparable to future results given the impact of restructuring and
        streamlining efforts. However, it appears that the comparability of revenues and
        cost of sales would be improved with the inclusion of the Activision element of
        the business all periods presented. Tell us how you considered whether providing

a discussion based upon pro forma financial information would improve the comparability of your revenue and cost of sales and provide material information to investors.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your response to prior comment 4 where you indicate that you will provide an updated audit report in your next 10-K or registration statement if filed sooner. We believe that the omission of the reference to PCAOB standards also necessitates revision to your 10-K for the year ended December 31, 2008. Please amend your filing to include a revised audit report.

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

3.   Please expand upon your response to prior comment 5 by explaining to us why you determined it was appropriate to change the weighting of factors considered in determining if *The Burning Crusade* had standalone value. Clarify for us the specific factors considered and the weighting applied to each factor both before and after the business combination. Additionally, please tell us how your accounting for *The Burning Crusade* expansion pack correlated to your accounting for other *World of Warcraft* product sales prior to the business combination, and tell us whether such products could be resold on a standalone basis.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief